Exhibit 99.28

Amendment of Bylaws

The extraordinary shareholders’ meeting held on May 28, 2012 resolved, among other things, to amend the existing By-laws of Telco as follows:

“5.1 The share capital is equal to Euro 1,184,619,718.73 and is divided into 1,776,862,373 shares (hereinafter, the “Shares”), without nominal value, of which 956,293,305 Shares belong to Class A (hereinafter “Class A Shares”) and 820,569,068 Shares belong to Class B (hereinafter “Class B Shares”); Class A Shares and Class B Shares confer upon their holders equal economic and administrative rights, except as indicated in this Article 5 and in Articles 7 , 8, 15 and 22 of the By-laws.”

“5.7 The shareholders’ meeting held on May 28, 2012 resolved to increase the share capital up to the maximum amount of Euro 1,784,619,718.69 (one billion seven hundred eighty four million six hundred nineteen thousand seven hundred eighteen and sixty nine cents) through the issuance of 481,963,082 new Class A Shares and 413,559,306 new Class B Shares, on or before June 15 (fifteen), 2012 (two thousand twelve).”